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                                                                 Exhibit (a)(10)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

JOHN SCHRAM,                        )
                                    )
                  Plaintiff,        )
                                    )
            v.                      )       Civil Action No. 20272
                                    )
                                    )
WAYNE P. YETTER, MARY A. MADDEN,    )
PETER H. FUCHS, BARRY L. WILLIAMS,  )
ROBERT J. KAMERSCHEN, H. EUGENE     )
LOCKHART, and SYNAVANT, INC.,       )
                                    )
                  Defendants,       )


                                    COMPLAINT

      Plaintiff, by his attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

                                     PARTIES

      1. Plaintiff is the owner of common stock of Synavant, Inc. ("Synavant" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

      2. Defendant Synavant is a Delaware corporation with its principal executive offices located at 3445 Peachtree Road, NE, Suite 1400, Atlanta, Georgia. Synavant serves the pharmaceutical industry by developing and selling pharmaceutical relationship management solutions that support sales and marketing decision making. At all relevant times, Synavant common stock has traded on the Nasdaq National Market System under the symbol "SNVT."
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      3.    Defendant Wayne P. Yetter ("Yetter") is and at all times relevant hereto has been Chairman of the Board and Chief Executive Officer of Synavant.

      4. Defendants Peter H. Fuchs, Robert J. Kamerschen, H. Eugene Lockhart, Mary A. Madden, and Barry L. Williams are and have been at all relevant times directors of Synavant.

      5. The defendants identified in paragraphs 3 and 4 are collectively referred to herein as the "Individual Defendants."

      6. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals arc in a fiduciary relationship with plaintiff and the other public stockholders of Synavant, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure,

                            CLASS ACTION ALLEGATIONS

      7. Plaintiff brings this action on his own behalf and as a class action on behalf of himself and holders of Synavant common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

      8.    This action is properly maintainable as a class action.

      9. The Class is so numerous that joinder of all members is impracticable. As of April 18, 2003, there were approximately 15.2 million shares of Synavant common stock outstanding.

      10. There are questions of law and fact which are common to the Class including, inter alia, the following;


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            a.    whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

            b. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

      11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

      13. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

                         Dendrite Interest in Synavant

      14. For the past year, Dendrite International, Inc. (`Dendrite") has made repeated attempts to discuss a possible business combination with the Synavant Board of Directors (the


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"Board"). In fact, Dendrite had made no less than 11 proposals to the Board, all of which would have provided substantial value to Synavant's shareholders, including the following:

            a. May 13, 2002 offer to purchase Synavant at a price per share that offered a premium over the then-market price of Synavant shares as traded on NASDAQ.

            b. November 25, 2002 proposal to Synavant for the acquisition of certain divisions of Synavant for $30 million in cash.

            c. February 7, 2003 request to make a proposal to acquire Synavant pursuant to a merger for $1.60 per Synavant share to be paid in Dendrite common stock, which represented a 70% premium over the prior month's average closing price of Synavant stock;

            d. Offer to increase the February 7, 2003 proposal by $1 million, and pay up to 20% in cash.

            e. Offer to again increase the February 7, 2003 proposal to $29 million, with 20% payable in cash and the remainder in Dendrite common stock.

            f. March 3, 2003 proposal to revise offer to adjust the nature of the consideration to provide for more cash to be paid (up to 40%).

            g. March 24, 2003 offer to pay $29 million for all the of issued and outstanding stock of Synavant.

            h. April 4, 2003 offer to acquire all of the issued and outstanding stock of Synavant for 2,800,00 shares of Dendrite common stock plus $6 million in cash, which offer approximated $31 million in the aggregate.


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      15.   Synavant's Board summarily rejected each and every proposal and failed to inform themselves about Dendrite's interest in the Company by refusing to enter into any discussions with Dendrite.

      16. On April 9, 2003, Dendrite revised its earlier proposal and offered to pay $35 million, all cash, for this issued and outstanding stock of Synavant, which corresponds to S2.30 per share. Dendrite was informed by Synavant that a decision would be made within the following few days. However, Synavant never again contacted by Dendrite.

      17. Moreover, on August 14, 2002, in the midst of Dendrite's attempts to engage the Board in discussions about a possible business combination, and under the guise of being interested in engaging in such discussions, Synavant induced Dendrite to enter into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which the parties agreed to evaluate a possible business relationship or transaction.

      18. Section 7 of the Confidentiality Agreement provided for a "standstill" period of one year during which Dendrite was prohibited from taking any action, including making a tender offer or merger proposal, to acquire stock or control of Synavant without first obtaining the written consent of the Board of Directors of Synavant.

      19. Notwithstanding Synavant's assurances to Dendrite, Synavant never had any intention of fairly considering Dendrite's offer but rather acted under such pretext to box-in Dendrite and prevent it from directly presenting proposals to the Board and Synavant's shareholders.

                  Synavant Enters Into Agreements With Cegedim

      20. Although the Board refused even to discuss a possible transaction with Dendrite, on or about March 16, 2003, Synavant announced that it had agreed to sell its global IM business


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to Groupe Cegedim, S.A. ("Cegedim") for approximately $43 5 million in cash, with Synavant retaining substantial liabilities. According to the Company, the decision to sell the IM business was made after "a thorough review of strategic alternatives available to the company."

      21. Then, less than one month later, on or about April 12, 2003, Synavant announced that it had entered into a definitive merger agreement with Cegedim pursuant to which Cegedim would acquire all of the outstanding shares of Synavant common stock for $2.30 per share in cash. Defendant Yetter explained:

            After thoroughly considering all alternatives available to enhance shareholder value, SYNAVANT's Board of Directors has endorsed Cegedim's proposal to expand the relationship announced on March 16, 2003 to include the Company's CRM technology and consulting services business.

      22. The Cegedim merger agreement and the April 10, 2003 Dendrite Offer proposed substantially the same consideration ($2.30 per share); both included the same cash payment with respect to outstanding options and restricted stock units. Notwithstanding that the two offers were virtually identical, the Individual Defendants remarkably never contacted Dendrite to determine if it would be willing to increase its offer to provide greater value to Synavant's shareholders.

      23. The Cegedim merger agreement includes an impermissibly high break-up fee totaling 5.7% of the price, which consists of $1.095 million termination fee and a $900,000 note (the "Termination Fee.")

      24. The Cegedim merger agreement also provides that Cegedim will guarantee employment to all of Synavant's employees on substantially the same terms as provided by Synavant, which includes employment of Synavant's Chairman and Chief Executive Officer, Mr. Yetter, and other senior executives who were closely involved in advising the Board with respect


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to the transaction. Dendrite had earlier expressed to Synavant an unwillingness to provide an absolute guarantee of employment to senior executives.

      25. Further, while the Cegedim merger agreement grants the Individual Defendants the right to accept a "Superior Proposal," subject to paying the Termination Fee, the agreement defines a "Superior Proposal" as one more favorable to the stockholders than "any alternative proposal offered by Cegedim." Thus, the Cegedim merger agreement impermissibly grants Cegedim the right to match any offer by Dendrite, or any other interested party, and if Cegedim does so, Synavant cannot accept any such alternative proposal.

      26. Contrary to defendants' representations, prior to entering into the merger agreement with Cegedim, the Board of Directors of Synavant did not adequately inform themselves concerning potential superior offers for the Company. Instead, regardless of the competing bids received, Synavant and the Individual Defendants improperly conducted the bidding process to result in the inferior Cegedim offer being chosen, the improper Termination Fee being put in place, and securing for the senior executives positions with the combined entity.

      27. Moreover, upon information and belief, the Individual Defendants, while agreeing to act to exempt to Cegedim transaction from the effects of Synavant' s shareholders rights plan (the "Poison Pill') and Section 203 of the Delaware General Corporation Law ("Section 203"), have refused to remove those same restrictions so that Dendrite's superior offer can be presented to and considered by Synavant's shareholders.

                       Dendrite Makes A Competing Proposal

      28. On April 21 2003, Dendrite announced that it was making a competing proposal to acquire Synavant for $2.50 per share, an offer 9% higher than the Cegedim Merger. In a letter to Synavant's Board, Dendrite stated the following:


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                  Dendrite is offering to enter into a two-step acquisition
                  transaction with Synavant, which Dendrite is prepared to commence immediately. In the first step a Dendrite subsidiary would make a tender offer for all outstanding Synavant shares at a price of $2.50 per share in cash. This is almost a 9% premium over the price per share Cegedim is offering. The tender offer would be subject to a minimum tender condition of at least 50.1% of outstanding shares. In the second step, the acquisition subsidiary and Synavant would merge and all remaining Synavant shares would be acquired for the same cash price per share of $2.50. The merger agreement would provide that each outstanding Synavant stock option would be entitled to a cash payment equal to the spread between $2.50 and exercise price per share of the option. The restricted stock units would also be paid at the same $2.50 price per share. The merger agreement would be conditioned on the same terms as the Cegedim merger agreement, including the removal of your anti-takeover defenses. Dendrite has sufficient cash on hand to complete the transaction. Because Synavant directors have failed to conduct negotiations with us in accordance with its duties under Delaware law, Dendrite has filed a complaint in the Delaware Chancery Court seeking to have Synavant's merger agreement with Cegedim invalidated so that Synavant stockholders can receive the benefit of our higher offer. This lawsuit is necessary because the Board in the past has not negotiated with us in good faith despite our serious and superior offers to Synavant. . . .

      29. Dendrite also expressed its willingness to increase further the consideration to the Synavant shareholders if the illegal Termination Fee is declared null and void.

                                     COUNT I

       Breach of Fiduciary Duty Against the Individual Defendants - Revlon

      30. Plaintiff repeats and realleges all of the allegations in the paragraphs above as if fully set forth herein.

      31.   The Individual Defendants were and are under a duty to:

            (i)   act in the interests of the equity owners;

            (ii)  maximize shareholder value;


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            (iii) undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and

            (iv) act in accordance with their fundamental duties of due care and loyalty.

      32. By the acts, transaction and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class the best available price for their Synavant stock. The Individual Defendants have not adequately informed themselves concerning the best offer available for the Company's public shareholders. Indeed, the Individual Defendants apparently have unlawfully rebuffed Dendrite's superior offer.

      33. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class will be prevented from obtaining the best transaction reasonably available for their shares of Synavant stock.

      34. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and may prevent the Class from receiving its fair share of Synavant's valuable assets and businesses as a result of the proposal by Dendrite or some other bona fide offeror.

                                    COUNT II

Breach of Fiduciary Duty Against the Individual Defendants - Defensive Measures

      35. Delaware law imposes a duty upon the Individual Defendants to act reasonably in response to legitimate threats to Synavant's corporate policy and effectiveness. The Individual Defendants cannot defend a preferred deal "by any Draconian measures available."


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      36.   The Individual Defendants have breached their fiduciary duties by agreeing to the Termination Fee and by refusing to exempt Dendrite from the restrictions of Company's Poison Pill and Section 203, thus unfairly preventing Synavant shareholders from considering the Dendrite offer.

      37.   Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

      1. Declaring that this action is properly maintainable as a class action;

      2. Directing the Individual Defendants to exercise their duty of care by giving due consideration to any proposed business combination;

      3. Directing the Individual Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligations, or if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Synavant's public stockholders;

      4. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction with Cegedim;

      5. In the event the proposed transaction with Cegedim is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

      6. Striking the Termination Fee provisions of the Merger Agreement as onerous and unlawful;


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      7.    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

      8. Granting such other and further relief as this Court may deem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.


                                       By: /s/ Norman M. Monhait
                                           -------------------------------------
                                       Norman M. Monhait
                                       Suite 1401, 919 Market Street
                                       P.O. Box 1070
                                       Wilmington, Delaware 19899
                                       (302) 656-4433
                                       Attorneys for Plaintiff

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Patricia C. Weiser
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

April 22, 2003


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